UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-42601

GIBO HOLDINGS LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Unit 2912, Metroplaza, Tower 2

223 Hing Fong Road, Kwai Chung, N.T.

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Closing of the Business Combination and Nasdaq Listing

On May 8, 2025, GIBO Holdings Limited (the “Company”) consummated the business combination contemplated in the Business Combination Agreement, dated as of August 5, 2024 and as amended on March 3, 2025, by and among the Company, Bukit Jalil Global Acquisition 1 Ltd., GIBO Merger Sub 1 Limited, GIBO Merger Sub 2 Limited and Global IBO Group Ltd. The Company’s Class A ordinary shares and warrants are expected to be traded on The Nasdaq Stock Market LLC under the symbols “GIBO” and “GIBOW,” respectively.

The press release is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Global IBO Group Ltd. a Unique and Integrated AIGC Animation Streaming Platform Announces Closing of Business Combination with Bukit Jalil Global Acquisition 1 Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIBO Holdings Limited

Date: May 8, 2025	By:	/s/ Jing Tuang “Zelt” Kueh
	Name:	Jing Tuang “Zelt” Kueh
	Title:	Chief Executive Officer